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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 33)

                              Chrysler Corporation
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                                (Name of Issuer)

                         Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                  171196 10 8
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                                (CUSIP Number)

                             Stephen Fraidin, P.C.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York  10004
                                (212) 859-8140

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 13, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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        This Amendment No. 33 amends and supplements the Statement on Schedule
13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation ("Tracinda"), and Alfred Boyer. Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

                                 *     *     *

        1. Item 2 of the Schedule 13D, "Identity and Background," is hereby amended to add the following:

           On March 13, 1996, Mr. Kerkorian and Tracinda ceased to act together with Mr. Boyer for the purpose of acquiring, holding, voting or disposing of securities of the Company. Accordingly, Mr. Kerkorian and Tracinda are no longer acting as a "group" within the meaning of Rule 13d-5 under the Exchange Act with Mr. Boyer.

                                 *     *     *

        2. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is hereby amended to add the following:

           On March 13, 1996, Tracinda sent a letter to Mr. Boyer, a copy of which is included as an Exhibit to this Amendment, and which is incorporated herein by reference.

                                 *     *     *

        3. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended to add the following:

           (a) As a result of the termination of the Schedule 13D "group", Shares beneficially owned by Mr. Boyer are no longer included in the Schedule 13D. Mr. Kerkorian and Tracinda are the beneficial owners of 51,900,000 Shares or approximately 13.7% of the Shares outstanding, based upon the number of Shares outstanding as disclosed to Tracinda by the Company.

                                 *     *     *

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        4. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is
hereby amended to add the following:

           1.  Letter dated March 12, 1996, from Tracinda to Mr. Boyer.


                                 *     *     *

        5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACINDA CORPORATION


                                    By: /s/  Anthony L. Mandekic
                                        ------------------------
                                        Anthony L. Mandekic
                                        Secretary/Treasurer



Dated: March 13, 1996

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